Exhibit 3.85
(STAMP)

ARTICLES OF INCORPORATION

OF

NATIONAL SAFE HARBOR EXCHANGES
I
     The name of this Corporation is NATIONAL SAFE HARBOR EXCHANGES.
II
     The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
III
     The name in the State of California of this Corporation’s initial agent for service of process is:
CT Corporation System
IV
     The authorized capitalization of this Corporation shall consist of 1,000 shares of common stock, $ 1.00 par value per share. Shares of the Corporation’s common stock may be issued upon such terms and conditions as shall be prescribed by the Board of Directors of this Corporation. The stock of this Corporation shall be fully paid for when issued and shall be forever non-assessable. Each stockholder in this Corporation shall, at all stockholders meetings, whether general or special, be entitled to one (1) vote for each share of common stock that he shall hold, except as otherwise provided in the Constitution and laws of the State of California.
V
     The holders from time to time of the capital stock of this Corporation shall have no preemptive rights whatsoever as to the capital stock then or thereafter authorized to be issued, including treasury stock.
VI

A.	The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B.	This Corporation is authorized to provide for, whether by bylaw, agreement or otherwise, the indemnification of agents (as defined in Section 317 of the California General Corporation Law) of this Corporation in excess of that expressly permitted by such Section 317 for those agents, for breach of duty to this Corporation and its shareholders to the extent permissible under California law (as now or hereafter in effect). In furtherance and not in limitation of the powers conferred by statute:
(1)	this Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of this Corporation, or is serving at the request of this Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of this status as such, whether or not this Corporation would have the power to indemnify against such liability under the provisions of law; and

(2)	this Corporation may create a trust fund, grant a security interest, or use other means (including, without limitation, letters of credit, surety bonds, or other similar arrangements), as well as enter into contracts providing indemnification to the fullest extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

No such bylaw, agreement or other form of indemnification shall be interpreted as limiting in any manner the rights which such agents would have to indemnification in the absence of such bylaw, agreement or other form of indemnification.
C.	Any repeal or modification of the foregoing provisions of this Article VI by the shareholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of such repeal or modification.
DATED: November 16, 2000

/s/ Eileen W. Van Roeyen
Eileen W. Van Roeyen, Incorporator

     I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my act and deed.

/s/ Eileen W. Van Roeyen
Eileen W. Van Roeyen, Incorporator

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